Exhibit 16.1

KPMG LLP
Mission Tower I
Suite 100
3975 Freedom Circle Drive
Santa Clara, CA 95054

February 26, 2015
Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:
We were previously principal accountants for Aviat Networks, Inc. and subsidiaries (“the Company”) and, under the date of December 19, 2014, we reported on the consolidated financial statements of Aviat Networks, Inc. and subsidiaries as of and for the years ended June 27, 2014 and June 28, 2013 and the effectiveness of internal control over financial reporting as of June 27, 2014. On February 26, 2015, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 2, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the audit committee of the board of directors or the statements made under Item 4.01(b).

Very truly yours,

/s/ KPMG LLP